Exhibit 99.1
Discussion of Q1 2006 and Recent Developments
SUMMARY
The Eksportfinans Group experienced a positive development of the business activities in the first quarter of 2006 compared to the equivalent period in 2005.
Net interest income for the Group in the first quarter of 2006 was NOK 110 million, which was NOK 28 million higher than in the corresponding period in 2005. The increase was primarily due to higher volumes of lending and liquidity placements. In addition the average margin on total assets was somewhat higher than in the first quarter of 2005. The net income was NOK 58 million in the first quarter of 2006, up from NOK 33 million for the corresponding period in 2005. In addition to the increase in net interest income, the improvement in net income was due to lower operating expenses.
Total assets for the group were NOK 140 billion at the end of the first quarter 2006. This was an increase of NOK 4.3 billion since December 31, 2005.
New lending in the first quarter of 2006 amounted to NOK 9.9 billion, of which NOK 8.1 billion were export related loans while NOK 1.8 billion were loans to the municipal sector in Norway. New lending in the first quarter of 2005 was NOK 3 billion. The increase was due to a significant increase in demand for export financing, particularly within the maritime sector.
During the first quarter of 2006 Eksportfinans borrowed NOK 8.6 billion in the international capital markets, compared to NOK 9.8 billion in the corresponding period in 2005.
EXPORT LENDING
Export lending showed a very positive development in the first quarter of 2006. The volume of disbursements of new, export related loans was NOK 8.1 billion, compared to NOK 753 million in the first quarter of 2005. This large increase in lending volume was due to a number of factors. Increasing interest rate levels in NOK and USD improved the competitiveness of the locked-in fixed rates on Norwegian Government supported export credits, the so called OECD Commercial Interest Reference Rates. In combination with a high demand for Norwegian supplies to the shipping, oil and gas sector, this led to an increase in lending volumes from Eksportfinans.
Financing of capital goods was NOK 3.5 billion during the first quarter of 2006, of which NOK 1.1 billion was Norwegian Government supported export financing. In the first quarter of 2005, financing of capital goods was NOK 271 million.
The favorable market conditions have also had a positive impact on the order book during the first quarter of 2006. Borrowers accepted new financing offers amounting to NOK 13.1 billion, compared to NOK 6 billion in the corresponding period in 2005. This brought the order intake for export related loans to a new record-high level, at approximately NOK 31 billion. The actual volume that will materialize as disbursements in the coming years will to a large extent depend upon the development of the interest rate levels for the most relevant currencies, Norwegian kroner, euro and US dollars. An environment of higher interest rate levels will have a continued positive influence on whether the loans will actually be disbursed. This is due to the fact that a substantial portion of the order book has a locked-in fixed rate, the OECD Commercial Interest Reference Rate, which will become more advantageous to the borrowers if the market interest rates for the currency in question continue to increase.

The market conditions for the Norwegian export industry exporting capital goods have improved substantially over the last year. This has resulted in a stronger demand for the services offered by Eksportfinans. Good co-operation with shareholder banks and with other banks on both the supplier and buyer side is of great importance in order to be able to serve the export industry under the current promising market conditions.
LOCAL GOVERNMENT LENDING
Total outstanding loans from Kommunekreditt Norge AS at March 31, 2006 amounted to NOK 52.3 billion, an increase of 13.0 percent compared to the same time in 2005. Kommunekreditt disbursed NOK 1.8 billion in new loans in the first quarter of 2006. This represented a decrease of NOK 0.4 billion compared to the same period in 2005. The decline was due to lower demand for financing from the Norwegian municipal sector.
The slowly increasing short term interest rate level in Norwegian kroner has so far not led to significantly increased demand for fixed interest rate loans. The percentage of loans with a floating interest rate was 84 percent at the end of the first quarter 2006. The corresponding share in the first quarter of 2005 was 81 percent.
FUNDING
In the first quarter of 2006, Eksportfinans borrowed a total of NOK 8.6 billion by way of 166 individual transactions.
As with Singapore dollar in 2004 and new Turkish lira in 2005, Eksportfinans added a new currency to its portfolio through its debut issuance in Indonesian rupiah in the first quarter of 2006. In addition, Eksportfinans emphasized its local currency strategy through issuance of the first Tanzanian shilling-linked Eurobond issued by a non-African borrower.
Eksportfinans’ also continued its active borrowing under its US Medium Term Note (US MTN) program in the first quarter of 2006.
Eksportfinans’ funding strategy includes issuance of global format benchmarks and other public transactions, in addition to a commitment to assist in developing local currency markets world wide. It is a continuous objective to be regarded as a flexible and innovative borrower in structured medium term notes. In March, Eksportfinans was honored to receive EuroWeek magazine’s Best EMTN Issuer award for 2006.
The development of the web based platform for issuing of structured bonds progressed according to plan in the first quarter of 2005. The solution, called eFunding, is expected to be launched in London in June.
RESULTS
Net interest income was NOK 110 million in the first three months of 2006. This was NOK 28 million higher than for the corresponding period in 2005. The return on assets was 0.32 percent in the first quarter of 2006, up from 0.29 percent for the corresponding period in 2005 and the year 2005 as a whole.

Commissions and income related to banking services, which for the main part consist of guarantee commissions, was in line with the same period of 2005. Commissions and costs related to banking services were also in line with the first quarter of 2005.
Net changes in the value of securities and foreign exchange resulted in a total gain of NOK 10 million in the first quarter of 2006, down from NOK 17 million for the corresponding period in 2005. The total gains on securities were NOK 11 million, of which NOK 4 million were realized gains. Losses on foreign currencies amounted to NOK 1 million.
Salaries and other administrative expenses and other operating expenses were NOK 37 million in the first three months of 2006, compared to NOK 52 million in the first quarter of 2005. Operating expenses were high in the first quarter of 2005 due to a restructuring process that included voluntary severance payment packages. The amount related to voluntary severance payments of NOK 14 million were expensed entirely in the first quarter of 2005.
Return on equity at March 31, 2006 was 9.1 percent, up from 5.1 percent at the end of the first quarter 2005.
THE BALANCE SHEET
Total assets increased by NOK 24.2 billion from the end of the first quarter 2005 to the end of the first quarter 2006.
Total lending increased by NOK 2.7 billion in the first quarter of 2006, to NOK 84.1 billion at March 31, 2006. At March 31, 2005 total lending amounted to NOK 69.2 billion. Total outstanding placements in securities were up NOK 2.9 billion at March 31, 2006 compared to December 31, 2005. Total outstanding placements in securities increased by NOK 16.4 billion from the end of the first quarter 2005 compared to the end of the first quarter 2006.
The group’s capital adequacy ratio was 12.9 percent at March 31, 2006, compared with 15.6 percent at March 31, 2005 and 13.1 percent at the end of 2005. The reduction was mainly due to the planned increase in total assets.

Eksportfinans ASA
STATEMENTS OF INCOME (condensed)

	For the three months ended		For the year ended
	March 31,		December 31,
	2006	2005	2005
(NOK million)	(unaudited)	(unaudited)	(audited)
Interest and related income	1,090	676	3,285
Interest and related expenses	980	594	2,929

NET INTEREST INCOME	110	82	356
Commissions and income related to banking services	1	2	6
Commissions and expenses related to banking services	2	1	5
Net gains/(losses) on investments and foreign currencies	10	17	11
Other operating income	3	1	2
Salaries and other administrative expenses	35	36	148
Depreciation	4	3	14
Other operating expenses	2	16	26
Realized loan losses	—	—	—

NET INCOME BEFORE TAXES	81	46	182
Income taxes	23	13	54

NET INCOME	58	33	128

BALANCE SHEETS (condensed)

	As of		As of
	March 31,		December 31,
	2006	2005	2005
(NOK million)	(unaudited)	(unaudited)	(audited)
Loans and receivables due from credit institutions	6,758	7,360	9,851
Loans and receivables due from customers	79,710	68,146	73,608
Securities	52,763	36,390	49,830
Intangible assets	23	21	22
Fixed assets	127	121	127
Other assets	138	3,552	1,829
Prepayments and accrued revenues	691	445	668

TOTAL ASSETS	140,210	116,035	135,935

Deposits by credit institutions	49	—	159
Borrowings through the issue of securities	134,176	109,917	130,339
Other liabilities	1,303	1,589	846
Accrued interest and other expenses	614	410	547
Accrued expenses and provisions	25	40	26
Subordinated debt	839	889	862
Preferred capital securities	569	592	579

TOTAL LIABILITIES	137,575	113,437	133,358
Share capital	1,594	1,594	1,594
Share premium reserve	162	162	162
Other equity	821	809	821
Net income for the period	58	33	—

TOTAL SHAREHOLDERS’ EQUITY	2,635	2,598	2,577

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	140,210	116,035	135,935

The accompanying notes are an integral part of these unaudited consolidated interim financial statements.

Eksportfinans ASA
NOTES TO INTERIM FINANCIAL STATEMENTS (unaudited)
1. General
These unaudited condensed consolidated interim financial statements include the accounts of Eksportfinans ASA (Eksportfinans) and its wholly owned subsidiary Kommunekreditt Norge AS (Kommunekreditt) individually and collectively, the Company. Eksportfinans acquired 100% of the stock of Kommunekreditt on June 22, 1999. The acquisition has been accounted for as a purchase and, accordingly, the operating results for Kommunekreditt have been included in the Company’s consolidated financial statements since the date of acquisition. Significant intercompany accounts and transactions have been eliminated in the consolidated financial statements.
These unaudited condensed consolidated interim and annual financial statements of Eksportfinans ASA have been prepared on the basis of generally accepted accounting principals in Norway and in compliance with the applicable regulations of the Norwegian Banking, Insurance and Securities Commission (the Regulations).
In the opinion of the management, the interim financial statements include all adjustments, which consist only of normal recurring adjustments necessary for a fair presentation of the consolidated results of operations and financial position for each year presented. The interim consolidated results are not necessarily indicative of results for the full year. The interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements as of, and for the year ended, December 31, 2005.
The Group’s interim financial statements have been prepared in accordance with generally accepted accounting principles in Norway (“Norwegian GAAP”), which vary in certain significant respects from accounting principles generally accepted in the United States (“U.S. GAAP”). For differences between Norwegian and U.S. GAAP existing at December 31, 2005, see further explanation and reconciliation of financial information in Note 34 to our audited financial statements contained in our Annual Report on Form 20-F for the year ended December 31, 2005.
The group has adopted a new regulation on accounting for loans at January 1, 2006. According to the regulation loans are measured at amortised cost using the effective interest method. Commission fees in excess of cost attributable to the establishment of loans are to be amortised over the life of the loans. There are further changes in the requirements to assess whether loans are impaired. The new regulation has no effect on the accounts at March 31, 2006 or on the comparative data. Our loans are well secured and there is not considered to be any need to make impairment charges. Commission fees on loans do not exceed the cost attributable to the establishment of loans.

2. Capital adequacy
Capital adequacy is calculated in accordance with the applicable Regulations from the Norwegian Banking, Insurance and Securities Commission. According to the Regulations, the capital adequacy requirement is 8% of risk-weighted assets and off-balance sheet items.
Risk-weighted assets and off-balance sheet items

	March 31, 2006		March 31, 2005		Dec 31, 2005
	(unaudited)		(unaudited)		(audited)
(in NOK millions)	Book value	Risk- weighted value	Book value	Risk-weighted value	Book value	Risk-weighted value
Total assets	122,769	25,119	97,975	20,018	117,450	24,260
Off-balance sheet items		2,521		3,050		3,122

Total risk-weighted value banking portfolio		27,640		23,068		27,382
Total risk-weighted value trading portfolio		2,923		2,579		2,942
Total currency risk		57		143		54

Total risk-weighted value		30,620		25,790		30,378

The Company’s risk capital

(in NOK millions and in per cent of	March 31, 2006		March 31, 2005		Dec 31, 2005
total risk-weighted value)	(unaudited)		(unaudited)		(audited)
Core capital (share capital, other equity and capital contribution securities)	2,987	9.8%	3,000	11.6%	2,992	9.8%
Additional capital (subordinated debt)	963	3.1%	1,030	4.0%	996	3.3%

Total risk capital	3,950	12.9%	4,030	15.6%	3,988	13.1%

3. Loans and receivables due from credit institutions

	March 31, 2006	March 31, 2005	Dec 31, 2005
(in NOK millions)	(unaudited)	(unaudited)	(audited)
Bank deposits	2,373	5,683	2,073
Reverse repos with credit institutions	—	633	—
Loans (also included in note 4)	4,386	1,044	7,778

Total	6,759	7,360	9,851

The Company is not permitted to sell or repledge collateral accepted on reverse repurchase transactions.

4. Loans

	March 31, 2006	March 31, 2005	Dec 31, 2005
(in NOK millions)	(unaudited)	(unaudited)	(audited)
Loans due from credit institutions	4,386	1,044	7,778
Loans due from customers	79,709	68,146	73,607

Total	84,095	69,190	81,385

Commercial loans	79,441	65,313	77,385
Government-supported loans	4,654	3,877	4,000

Total	84,095	69,190	81,385

Capital goods	7,833	5,733	5,527
Ships	7,277	6,691	7,206
Export-related and international activities (1)	16,586	10,367	16,887
Financing on behalf of the government (2)	16	16	17
Loans to Norwegian local government sector	52,311	46,306	51,676
Loans to others	72	77	72

Total	84,095	69,190	81,385

(1)	Export-related and international activities consists of loans to the following catergories:

	March 31, 2006	March 31, 2005	Dec.31, 2005
(in NOK millions)	(unaudited)	(unaudited)	(audited)
Oil and gas	626	528	644
Pulp and paper	3,984	4,103	3,993
Engineering and construction	29	390	53
Aluminum, chemicals and minerals	322	294	401
Aviation and shipping	—	121	25
Hydro electric power	175	175	175
Consumer goods	3,636	114	4,577
Banking and financing	3,720	—	2,861
Real estate management	4,027	4,166	4,035
Other categories	67	476	123

Total	16,586	10,367	16,887

(2)	Norway, together with all the OECD countries and in cooperation with the World Bank and the International Monetary Fund, provides loans to certain countries in Eastern Europe. The Company provides the Norwegian part of these loans.
5. Non-performing loans and loan impairments

	March 31, 2006	March 31, 2005	Dec 31, 2005
(in NOK millions)	(unaudited)	(unaudited)	(audited)
Interest and principal-payments more than 90 days past due	4	11	7
Not matured principal on loans with payments more than 90 days past due	5	47	25

Total	9	58	32

Loan impairment charges	—	—	—
The Company considers all receivables to be secured in a satisfactory manner and no impairment charges have been made.

6. Securities

	March 31, 2006	March 31, 2005	Dec 31, 2005
(in NOK millions)	(unaudited)	(unaudited)	(audited)
Trading securities	17,371	14,730	16,760
Securities available for sale	35,108	21,352	32,781
Securities held to maturity	284	308	289

Total	52,763	36,390	49,830

7. Other assets

	March 31, 2006	March 31, 2005	Dec 31, 2005
(in NOK millions)	(unaudited)	(unaudited)	(audited)
Exchange rate adjustments for derivatives	—	3,445	1,668
Interim account 108 Agreement	63	87	84
Other	75	20	77

Total	138	3,552	1,829

8. Borrowings through the issue of securities

	March 31, 2006	March 31, 2005	Dec 31, 2005
(in NOK millions)	(unaudited)	(unaudited)	(audited)
Commercial paper debt	5,026	2,516	2,500
Bond debt	129,150	107,401	127,839

Total	134,176	109,917	130,339

9. Other liabilities

	March 31, 2006	March 31, 2005	Dec 31, 2005
(in NOK millions)	(unaudited)	(unaudited)	(audited)
Exchange rate adjustments for derivatives	842	0	0
Other	461	1,589	846

Total	1,303	1,589	846

10. Shareholders’ equity
A summary of changes in shareholders’ equity for the two years ended December 31, 2004 and 2005 and the three months ended March 31, 2006, is as follows:

		Share premium			Net income for the
(in NOK millions except for number of shares)	Number of shares	reserve	Share capital	Other equity	period	Total
Balance Dec 31, 2004	151,765	162	1,594	809	0	2,565

Balance at Jan 1, 2005	151,765	162	1,594	809	0	2,565
Allocations March 31, 2005		0	0	0	33	33

Balance at March 31, 2005	151,765	162	1,594	809	33	2,598

Restitution of allocations March 31, 2005		0	0	0	(33)	(33)
Allocations 2005		0	0	12	0	12

Balance Dec 31, 2005	151,765	162	1,594	821	0	2,577

Balance at Jan 1, 2006	151,765	162	1,594	821	0	2,577
Allocations March 31, 2006*		0	0	0	58	58

Balance March 31, 2006*	151,765	162	1,594	821	58	2,635

*unaudited

11. Segment Information
Operating segments are components of a business that are evaluated regularly by dedicated senior management utilizing financial and operational information prepared specifically for the segment for the purpose of assessing performance and allocating resources.
The Company has two reportable operating segments, Eksportfinans and Kommunekreditt, which also are separate legal entities.
Eksportfinans is the only specialized export lending institution in Norway and provides financing for a broad range of exports and for the internationalization of Norwegian industry, including the purchase of foreign assets and other export-related activities. Eksportfinans also provides financing for the purchase of Norwegian-produced capital goods and related services within Norway. Eksportfinans provides both commercial loans as well as government-supported financing.
Kommunekreditt makes loans to Norwegian municipalities, counties and to companies that are joint undertakings of two or more municipalities (so called joint-municipal companies) and to private independent companies against guarantees from municipalities, counties and the Norwegian Government.
Intragroup accounts and transactions have been eliminated in the segment information.

	For the three months	For the three months	For the year ended
	ended March 31,	ended March 31,	Dec. 31,
	2006	2005	2005
(in NOK millions)	(unaudited)	(unaudited)	(audited)

Net interest income
Eksportfinans	83	60	270
Kommunekreditt	27	22	86

Total Company	110	82	356

Net income after tax
Eksportfinans	45	22	93
Kommunekreditt	13	11	35

Total Company	58	33	128

	March 31,	March 31,	Dec. 31,
	2006	2005	2005
(in NOK millions)	(unaudited)	(unaudited)	(audited)
Total assets
Eksportfinans	87,418	69,446	83,763
Kommunekreditt	52,792	46,589	52,172

Total Company	140,210	116,035	135,935

Total equity
Eksportfinans	1,970	2,070	2,025
Kommunekreditt	665	528	552

Total Company	2,635	2,598	2,577

We believe intra-group transactions are undertaken on arm’s-length commercial terms.
Geographic segment information
The geographic distribution of our loan portfolio by borrower’s country is disclosed in Note 15 to our audited financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2005.

Major customers
     The Company has no revenues from transactions with a single external customer that amount to 10% or more of total revenues.
RATIOS AND KEY FIGURES

	For the three months ended		For the year ended
	March 31,		Dec. 31,
	2006	2005	2005
(in NOK millions, except percentages)	(unaudited)	(unaudited)	(audited)

OPERATING STATISTICS
1. Net interest income	110	82	356
2. Net income before taxes	81	46	182
3. Return on equity	9.0%	5.1%	5.0%
4. Return on assets	0.32%	0.29%	0.29%
5. Net operating expenses/average assets	0.11%	0.19%	0.15%

	March 31,	March 31,	Dec 31,
	2006	2005	2005
(NOK million)	(unaudited)	(unaudited)	(audited)
BALANCE SHEET STATISTICS
6. Total assets	140,210	116,035	135,935
7. Total loans outstanding	84,095	69,190	81,385
8. New loans disbursed	9,901	2,955	22,449
9. New long-term borrowing	8,647	9,776	45,087
10. Borrowers/guarantors – public sector share	68.8%	76.6%	70.9%
11. Capital adequacy	12.9%	15.6%	13.1%
12. Exchange rate NOK/USD	6.5825	6.3298	6.7687
Definitions:
3.	Net income/average equity.

4.	Net interest income including provisions/average assets.

5.	Net operating expenses (administrative and operating expenses + depreciation — other income)/average assets.

7.	Consists of Loans and receivables due from customers and part of Loans and receivables due from external credit institutions in the balance sheet.